FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from September 1, 2018 to September 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 10, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from September 1, 2018 to September 30, 2018 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on October 10, 2018]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of September 30, 2018

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2018) (Period of repurchase: from May 16, 2018 to March 29, 2019 (excluding the ten business days following the announcement of each quarterly financial results))	100,000,000		70,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) September 3 September 4 September 5 September 6 September 7 September 10 September 11 September 12 September 13 September 14 September 18 September 19 September 20	1,170,000 1,170,000 1,170,000 1,170,000 1,170,000 1,140,000 1,140,000 1,140,000 1,140,000 1,140,000 1,200,000 1,200,000 1,200,000	596,762,980 598,849,470 601,452,260 598,101,790 591,528,080 580,135,790 584,164,750 582,196,110 587,479,830 596,767,470 639,424,950 653,050,130 661,835,090

Total	—	15,150,000	7,871,748,700

Aggregate shares repurchased as of the end of this reporting month		19,150,000	9,927,696,620

Progress of share repurchase (%)		19.2	14.2

2.	Status of disposition

as of September 30, 2018

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date) September 3 September 4 September 5 September 6 September 7 September 11 September 12 September 13 September 14 September 18 September 19 September 20 September 21 September 25	7,700 5,000 53,700 24,000 20,000 355,500 15,700 28,100 34,000 61,800 140,600 47,900 157,600 6,000	305,700 1,495,000 2,433,700 3,596,000 5,970,000 2,438,500 2,099,700 4,790,100 3,014,000 2,740,800 1,928,600 8,977,900 6,109,600 1,793,000
Subtotal	—	957,600	47,692,600
Total	—	957,600	47,692,600

3.	Status of shares held in treasury

as of September 30, 2018
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,643,562,601
Number of shares held in treasury	260,740,989